UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-27565

Abazias, Inc.
(Exact name of registrant as specified in its charter)

5214 SW 91st Terrace Suite A
Gainesville, FL 32608
(Address of principal executive offices) (Zip Code)

352-264-9940
(Registrant's telephone number)

Common stock, $.001 par value
Preferred stock, $.001 par value,
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: one (1).

Effective August 27, 2009, pursuant to an Agreement and Plan of Merger, dated as of April 29, 2009, by and among OmniReliant Holdings, Inc., OmniReliant Acquisition Sub, Inc., a Nevada corporation, Abazias, Inc., a Delaware corporation, Abazias, Inc., a Nevada corporation and a wholly owned subsidiary of Abazias-Delaware, and Abazias, Inc., a Nevada corporation and a wholly owned subsidiary of Abazias Nevada, Abazias, Inc. a Delaware corporation, merged with and into OmniReliant Acquisition Sub, Inc., a wholly-owned subsidiary of OmniReliant Holdings, Inc., with the subsidiary continuing as the surviving entity. The total merger consideration was at 13,000,000 shares of OmniReliant’s Series E Preferred Stock, distributed pro rata among the holders of Abazias’ issued and outstanding common stock upon closing of the merger, with fractional shares to be rounded up.   Each share of Series E Preferred Stock is convertible into one share of OmniReliant’s Common Stock, subject to adjustment should the trading price of OmniReliant’s Common Stock fall below $1.20 per share, with a floor at $0.50 per share. The adjusted conversion price will be computed by dividing a market price below $1.20 on the closing day by $1.20.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Abazias, Inc.

Date: August 26, 2009	By:	/s/ Oscar Rodriguez
Oscar Rodriguez
Chief Executive Officer